Exhibit 99.1

For immediate release

Alcon’s First Quarter Earnings

Rise 30.6 Percent on 11.1 Percent Sales Growth

HUNENBERG, Switzerland – April 21, 2005 – Alcon, Inc. (NYSE:ACL) reported global sales of $1,070.5 million for the first quarter of 2005, an increase of 11.1 percent over global sales in the first quarter of 2004, or 8.5 percent excluding the impact of foreign exchange fluctuations. Reported net earnings for the first quarter of 2005 increased 30.6 percent to $249.5 million, or $0.80 per share on a diluted basis, compared to $191.0 million, or $0.61 per share, for the first quarter of 2004.

“We are very pleased with the first quarter sales and profit growth,” said Cary Rayment, Alcon’s president and chief executive officer. “We experienced broad sales growth on both a geographic and product line basis. At the same time, we continued to leverage our global infrastructure for even faster growth in profits. On the new product front, we received U.S. approval of the AcrySof® ReSTOR® intraocular lens. This exciting technology for cataract patients with and without presbyopia presents new growth opportunities for our market leading surgical franchise.”

First Quarter Sales Highlights

Highlights of sales for the first quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2004.

•	U.S. sales grew 7.5 percent to $521.2 million, accounting for 48.7 percent of total sales.
•	International sales grew 14.7 percent to $549.3 million, accounting for 51.3 percent of total sales. Excluding the impact of foreign exchange fluctuations, International sales grew 9.6 percent.
•	Pharmaceutical sales grew 14.0 percent to $432.0 million and contributed 40.4 percent of total sales.
•	Sales of glaucoma products increased 20.7 percent, led by a 43.2 percent rise in sales of Travatan® ophthalmic solution, which continued to build share on a global basis.
•

Sales of allergy products, including Patanol® ophthalmic solution, rose 10.7 percent. Patanol® has maintained its number one share position in the U.S., accounting for 64.3 percent of total ocular allergy prescriptions in the first two months of 2005, and expanded its share position in international markets.

•

Sales of infection/inflammation products rose 8.1 percent, led by growth in sales of Vigamox® ophthalmic solution, the leading ocular anti-infective in the U.S. Growth in this category was somewhat dampened by a decline in Ciloxan® ophthalmic solution, which lost patent protection in the second quarter of 2004.

•

Sales of otic products increased 25.0 percent led by Ciprodex® otic suspension. The otic franchise gained more than four market share points in the U.S. during the first two months of 2005 compared to 2004.

•	Surgical sales rose 10.0 percent to $488.3 million, accounting for 45.6 percent of total sales.
•

Sales of intraocular lenses increased 10.1 percent to $156.3 million. Sales growth was attributable to market share gains, continued adoption of the AcrySof® Natural lens and global conversion from multi-piece to single-piece intraocular lenses. In the month of March 2005, the AcrySof® Natural lens accounted for 46 percent of AcrySof® units sold in the U.S.

•	Sales of cataract and vitrectomy products rose 10.1 percent, with sales of the Infiniti® cataract removal system and vitreoretinal surgical accessories being key drivers of growth in this sector.
•

Refractive revenue increased 8.2 percent due to growth in procedures and conversion to higher-priced custom procedures. U.S. procedures grew 8% and revenue from custom procedures accounted for 55 percent of total Alcon procedure revenue in the U.S. in the first quarter of 2005.

•	Consumer eye care sales increased 6.8 percent to $150.2 million, accounting for 14.0 percent of total sales.
•	Sales of contact lens disinfectants increased 2.1 percent led by growth from Opti-Free® disinfecting solution.
•	Sales of artificial tears products increased 26.7 percent led by continued market share gains and new market introductions of Systane® lubricant eye drops.

First Quarter Earnings Highlights

Highlights of earnings for the first quarter of 2005 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2004.

•	Gross profit margin increased 3.1 percentage points to 73.0 percent of sales, primarily due to manufacturing efficiencies, product mix and reduced royalty expense.
•

As a percent of sales, SG&A expenses increased to 31.4 percent from 30.2 percent. The increase reflects expanded promotion and marketing expenses including earlier timing for Patanol® advertising and pre-launch expenses for products in development.

•

As a percent of sales, R&D expenses decreased to 9.2 percent from 9.4 percent. Overall growth in R&D expenses was in line with the increase in constant currency sales, consistent with the company’s strategy for long-term growth in R&D spending.

•	Led primarily by increased gross margins, operating profit increased 18.1 percent to $326.8 million, or 30.5 percent of sales, from 28.7 percent of sales.
•

The company’s effective tax rate in the first quarter of 2005 was 24.0 percent compared to 31.0 percent in the first quarter 2004. The reduction in the effective tax rate was primarily due to the resumption of funding a portion of research and development expenses in the U.S.

First Quarter Research and Development Update

Summarized below are updates on key research and development activities.

•

The company received approval from the U.S. Food and Drug Administration (FDA) of its AcrySof® ReSTOR® intraocular lens for cataract patients with and without presbyopia. In addition, the company received CE mark status of the AcrySof® ReSTOR® Natural lens in Europe.

•	The company received approval from the FDA for DisCoVisc™ viscoelastic. The company plans to begin commercial shipments of the product in the second half of 2005.
•

The company received a tentative approval from the FDA for brimonidine tartrate 0.15% with Polyquad® preservative for the treatment of glaucoma. The company is precluded from launching this product until the resolution of pending litigation or the expiration of the Hatch-Waxman thirty-month stay which commenced in the third quarter of 2004.

•

The company filed a new drug application with the FDA for Nevanac™ (nepafenac 0.1% ophthalmic suspension), a non-steroidal anti-inflammatory, for the treatment of pain and inflammation associated with cataract surgery. The FDA has accepted the filing and granted a priority review for this drug.

•	The company submitted a 510(k) pre-market notification to the FDA for a new contact lens disinfecting solution and plans to release this product during the second half of 2005.
•

The company submitted to the U.S. FDA results of a pharmacokinetic study which demonstrated that a new counter pressure device utilized in the administration of RETAANE® 15mg (anecortave acetate suspension) was successful at controlling reflux.

•

Over 1,500 patients have been enrolled in the two risk reduction clinical trials on RETAANE®. The company expects to enroll the full complement of 2,500 patients for the trials by the end of 2005. Once fully enrolled, these studies are expected to last four years.

•	The company received notice from the FDA that its new drug application for Patanase® (olopatadine nasal spray) for the treatment of seasonal allergic rhinitis was accepted.

Financial Guidance

Financial guidance for the full year 2005 and factors impacting this guidance are provided below.

•	Sales are expected to be between $4,325 million and $4,400 million.
•

Diluted earnings per share are expected to be between $3.25 and $3.30. This guidance excludes a $0.06 per share estimate for expensing stock options, included in previous guidance, as due to a recent SEC ruling the company will not be required to expense stock options until the first quarter of 2006.

•

The company expects global sales of the AcrySof® ReSTOR® lens to be between $35 million and $45 million for the full year 2005. Estimated sales for AcrySof® ReSTOR® are included in the company’s updated full year 2005 guidance as well as prior 2005 full year guidance.

Company Description

Alcon, Inc. is the world’s leading eye care company, with sales of $3.9 billion in 2004. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company. All trademarks noted in this release are the property of Alcon, Inc., with the exception of Ciprodex®, which is the property of Bayer AG and licensed to Alcon. Vigamox® is licensed to Alcon by Bayer AG.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(USD in millions, except share and per share data)

	Three months ended March 31,
	2005	2004

Sales	$1,070.5	$963.6
Cost of goods sold	288.6	289.8

Gross profit	781.9	673.8

Selling, general and administrative	336.5	290.8
Research and development	98.5	90.9
Amortization of intangibles	20.1	15.5

Operating income	326.8	276.6

Other income (expense):
Gain (loss) from foreign currency, net	2.4	1.6
Interest income	8.1	5.7
Interest expense	(8.7)	(7.0)
Other	(0.3)	-

Earnings before income taxes	328.3	276.9

Income taxes	78.8	85.9

Net earnings	$249.5	$191.0

Basic earnings per common share	$0.82	$0.62

Diluted earnings per common share	$0.80	$0.61

Basic weighted average common shares	304,929,915	306,856,466

Diluted weighted average common shares	310,505,089	311,125,736

ALCON, INC. AND SUBSIDIARIES

Global Sales

(USD in millions)

	Three months ended				%Change in
	March 31,			Foreign	Constant
	2005	2004	%Change	Currency	Currency
GEOGRAPHIC SALES
United States:
Pharmaceutical	$252.6	$235.6	7.2%	-%	7.2%
Surgical	197.4	180.6	9.3	-	9.3
Consumer eye care	71.2	68.5	3.9	-	3.9

Total United States Sales	521.2	484.7	7.5	-	7.5

International:
Pharmaceutical	179.4	143.5	25.0	5.7	19.3
Surgical	290.9	263.3	10.5	5.0	5.5
Consumer eye care	79.0	72.1	9.6	4.7	4.9

Total International Sales	549.3	478.9	14.7	5.1	9.6

Total Global Sales	$1,070.5	$963.6	11.1%	2.6%	8.5%

PRODUCT SALES
Infection/inflammation	$161.6	$149.5	8.1%
Glaucoma	154.3	127.8	20.7
Allergy	86.7	78.3	10.7
Otic	43.0	34.4	25.0
Other pharmaceuticals/rebates	(13.6)	(10.9)	N/M

Total Pharmaceutical	432.0	379.1	14.0	2.2%	11.8%

Intraocular lenses	156.3	142.0	10.1
Cataract/vitreoretinal	314.9	286.1	10.1
Refractive	17.1	15.8	8.2

Total Surgical	488.3	443.9	10.0	2.9	7.1

Contact lens disinfectants	76.9	75.3	2.1
Artificial tears	43.7	34.5	26.7
Other	29.6	30.8	(3.9

Total Consumer Eye Care	150.2	140.6	6.8	2.4	4.4

Total Global Sales	$1,070.5	$963.6	11.1%	2.6%	8.5%

N/M - Not Meaningful

Note: Percent Change in Constant Currency is a non-GAAP measure and calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(USD in millions)

	March 31,	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$1,312.0	$1,093.4
Investments	162.0	138.2
Trade receivables, net	754.2	696.8
Inventories	430.5	455.2
Deferred income tax assets	176.2	176.1
Other current assets	82.3	84.4

Total current assets	2,917.2	2,644.1

Property, plant and equipment, net	819.5	830.2
Intangible assets, net	319.2	329.3
Goodwill	552.8	549.2
Long term deferred income tax assets	58.3	66.4
Other assets	48.3	48.9

Total assets	$4,715.3	$4,468.1

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$146.6	$126.2
Short term borrowings	989.3	911.6
Current maturities of long term debt	5.6	4.5
Other current liabilities	792.9	835.1

Total current liabilities	1,934.4	1,877.4

Long term debt, net of current maturities	72.5	71.9
Long term deferred income tax liabilities	22.0	23.3
Other long term liabilities	311.9	307.6
Contingencies

Shareholders' equity:
Common shares	42.9	42.7
Additional paid-in capital	627.5	547.3
Accumulated other comprehensive income	168.3	225.4
Deferred compensation	(1.9)	(2.6)
Retained earnings	1,903.1	1,653.6
Treasury shares, at cost	(365.4)	(278.5)
Total shareholders' equity	2,374.5	2,187.9

Total liabilities and shareholders' equity	$4,715.3	$4,468.1

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)

	Three months ended March 31,
	2005	2004

Cash provided by operating activities:
Net cash from operating activities	$266.4	$190.6

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(32.7)	(34.8)
Purchases of intangible assets	(2.8)	-
Net purchases of investments	(24.4)	(28.3)
Other	0.8	0.4
Net cash from investing activities	(59.1)	(62.7)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	84.4	(111.0)
Repayment of long term debt	(4.4)	(8.4)
Proceeds from exercise of stock options	48.5	6.4
Acquisition of treasury shares	(87.6)	(162.0)
Other	0.8	-

Net cash from financing activities	41.7	(275.0)

Effect of exchange rates on cash and cash equivalents	(30.4)	(15.7)

Net increase (decrease) in cash and cash equivalents	218.6	(162.8)

Cash and cash equivalents, beginning of period	1,093.4	1,086.0

Cash and cash equivalents, end of period	$1,312.0	$923.2

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton

Vice President,

Investor Relations and Strategic Corporate Communications

800-400-8599

www.alconinc.com